                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.    10   )*
                                          --------

                           THE LIBERTY CORPORATION
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock (no par value)
- --------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                 530370-10-5
                                --------------
                                (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 6 Pages
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
CUSIP NO. 530370-10-5                 13G                      Page 2 of 6 Pages


  1             NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   William R. Patterson

  2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                (a) / /
                                                (b) /X/

  3             SEC USE ONLY


  4             CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America

                                  5              SOLE VOTING POWER

                                                    -0-

                                  6              SHARED VOTING POWER
            NUMBER OF
              SHARES                                2,166,830
           BENEFICIALLY
             OWNED BY             7              SOLE DISPOSITIVE POWER
               EACH
            REPORTING                               -0-
              PERSON
               WITH               8              SHARED DISPOSITIVE POWER

                                                    1,789,392

  9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,166,830

  10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



  11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   10.92%

  12            TYPE OF REPORTING PERSON*

                   IN



                      *SEE INSTRUCTION BEFORE FILLING OUT





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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                        AMENDMENT NO. 10 TO SCHEDULE 13G
                       ORIGINALLY FILED FEBRUARY 14, 1979


                 Schedule 13G originally filed February 14, 1979, as heretofore amended, is further amended and is also restated in its entirety pursuant to Regulation S-T, Item 101(a)(2)(ii) because this is the first electronic amendment to a Schedule 13G previously filed in paper format.

Item 1.
           (a)      NAME OF ISSUER:
                            The Liberty Corporation

           (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                            2000 Wade Hampton Boulevard
                            Greenville, SC  29615

Item 2.
           (a)      NAME OF PERSON FILING:
                            William R. Patterson

           (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                            Sutherland, Asbill & Brennan
                            999 Peachtree Street, N.E.
                            Atlanta, GA  30309-3996

           (c)      CITIZENSHIP:
                            United States of America

           (d)      TITLE OF CLASS OF SECURITIES:
                            Common Stock (no par value)

           (e)      CUSIP NUMBER:
                            530370-10-5

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                    Not applicable





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Item 4.  OWNERSHIP:

           (a)      Amount beneficially owned                      2,166,830 *

           (b)      Percent of class                                   10.92 %

           (c)      Number of shares as to which such
                    person has:

                    (i)     Sole power to vote or direct
                            the vote                                     - 0 -

                    (ii)    Shared power to vote or direct
                            the vote                               2,166,830 *

                    (iii)   Sole power to dispose or direct
                            the disposition of                           - 0 -

                    (iv)    Shared power to dispose or direct
                            the disposition of                     1,789,392 *


Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                          Not applicable

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                 The shares shown in Item 4(c)(ii) and (iv) above are held by trusts, and the beneficiaries of such trusts have the right to receive dividends and sale proceeds as follows:

                 (a)    1,373,392 shares are held by Wachovia
                        Bank,   Greenville, South Carolina, as trustee of
                        trusts for the benefit of the adult children of Herman
                        N. Hipp: Herman N. Hipp, Jr., Mary Ladson Hipp Haddow, William Franklin Hipp, Edward Fishburne Hipp and Jane Gage Hipp Caulder. William R. Patterson and certain children of Herman N. Hipp are committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trust but not action taken with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

- ----------------------------------

* The filing of this statement shall not be construed as an admission that William R. Patterson is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purpose, the beneficial owner of the shares described in Item 4. These shares are held by various trusts for which Mr. Patterson serves on the Trust Committee. Mr. Patterson disclaims beneficial ownership of all these shares. See Item 6.





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                 (b)    377,438 shares are held by Wachovia Bank, Greenville,
                        South Carolina as trustee of a trust created under the Will of Herman N. Hipp for the benefit of his wife, Jane F. Hipp. Mrs. Hipp and William R. Patterson serve as the members of the trust committee, and in such capacity they have the right to demand and receive from the trustee a proxy permitting them to vote any shares of stock held by the trust, including the shares of The Liberty Corporation, on any occasion when any of such shares may be voted. Mr. Patterson, as a member of the trust committee, does not have or share the power to dispose or to direct the disposition of any of these shares.

                 (c) 416,000 shares are held by Wachovia Bank, Greenville, South Carolina, as trustee for the benefit of Boyd Calhoun Hipp, II and Beth Louise Hipp Clifton.
                        William R. Patterson, Francis M. Hipp and W. Hayne Hipp are the committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trust and with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                        Not applicable

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                        Not applicable

Item 9.  NOTICE OF DISSOLUTION OF GROUP:

                        Not applicable

Item 10. CERTIFICATION:

                        Not applicable





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                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth above in this statement is true, complete and correct.

                                  February 13, 1995


                                  /S/ William R. Patterson
                                  --------------------------------------------
                                  William R. Patterson





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